Suite 3120 - 666 Burrard Street, Vancouver, British Columbia Canada V6C 2X8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com

Shares Listed: Toronto Stock Exchange - Ticker Symbol – ARZ
NYSE Amex: – Ticker Symbol – AZK
U.S. Registration:  (File 001-31893)
News Release Issue No. 12 - 2010

May 12, 2010
FOR IMMEDIATE RELEASE

AURIZON REPORTS FIRST QUARTER 2010 RESULTS

Aurizon reports financial results for the first quarter of 2010, which have been prepared on the basis of available information up to May 10, 2010.  (To review the complete interim unaudited financial statements and associated Management Discussion and Analysis, which should be read in conjunction with the Company’s most recent audited annual financial statements, please visit the Company’s website at www.aurizon.com or view the Company’s SEDAR filings at www.sedar.com).

The first quarter of 2010 was highlighted by the following activities:

▪

Cash flow from operations of $9.2 million.

▪

Gold production of 35,188 ounces.

▪

Net earnings of $2.2 million, or $0.01 per share, including stock based compensation charges totalling $3.0 million and unrealized derivative gains of $3.4 million.

▪

Total cash costs of US$538 per ounce(1) and operating margins of US$472(1) per ounce.

▪

$114 million in cash and working capital of $112 million.

“Our first quarter was in line with expectations.” said David Hall, President and Chief Executive Officer. “As previously indicated, we are currently in a mining sequence at Casa Berardi where we are mining areas with lower than average reserve grades. This has caused a temporary decline in performance from previous quarters. We anticipate completing the mining of the lower grade material by the fourth quarter of this year, paving the way for increased gold production and lower costs per ounce in future years. On the exploration front, we experienced encouraging results at both Casa Berardi, where the mineralization of Zone 123S has been extended both up-dip and down-dip, and at Joanna, where the mineralization in the area of the proposed Hosco pit, has been extended both laterally and to depth. We intend to continue to add value for our shareholders by pursuing our aggressive drill programs, which will see at least fifteen drill rigs active at Casa Berardi, Joanna and Kipawa.”

FINANCIAL RESULTS

First Quarter 2010

Net earnings of $2.2 million, or $0.01 per share, were achieved in the first quarter of 2010 compared to net earnings of $5.1 million, or $0.03 per share, in the same period of 2009.  First quarter results, compared to the same quarter of 2009, were adversely impacted by the Canadian dollar strengthening 16% against the US dollar and by the anticipated sequencing of lower than average ore grades.  In addition, non-cash stock based compensation charges totalling $3.0 million impacted first quarter results, compared to $0.9 million of charges in the same quarter of 2009.

After removing the positive impact of non-cash unrealized derivative gains of $2.4 million on an after tax basis, the adjusted net loss was $0.1 million, or $0.00 per share compared to adjusted net earnings of $5.8 million, or $0.04 cents per share, for the same quarter of 2009.  In the first quarter of 2009, earnings were adversely impacted by non-cash unrealized derivative losses of $0.7 million on an after tax basis.

1See “Non-GAAP measures” on pages 5 and 6.

NEWS RELEASE

AURIZON REPORTS FIRST QUARTER 2010 RESULTS

MAY 12, 2010

Revenue from Casa Berardi operations was $39.8 million in the first quarter of 2010 from the sale of 34,423 ounces of gold, compared to $42.9 million from the sale of 37,400 ounces of gold in the same quarter of 2009.  The average realized gold price was US$1,010 per ounce and the average Cad/US exchange rate was 1.04, compared to realized prices of US$888 per ounce at an average exchange rate of 1.25 in the same quarter of 2009.

During the first quarter 2010, nearly 68% of the gold sales were delivered against gold call options at an average price of US$903 per ounce, 19% lower than the average London fixing of US$1,109 per ounce.  In the same quarter of 2009, 54% of the gold sales were delivered against gold call options at an average price of US$868 per ounce.

As at March 31, 2010, the Company has 42,522 ounces of gold call option contracts remaining that are exercisable at US$911 per ounce during the next six months of 2010 and has purchased 11,322 ounces of gold call options that are exercisable by the Company over the same periods at US$863 per ounce.  The net balance of call options totalling 31,200 ounces represents approximately 28% of planned production for the remaining nine months of 2010, allowing the balance to be sold at the prevailing spot prices.

Actual gold production in the first quarter, totalling 35,188 ounces, is on track with the Company’s forecast of producing 145,000 – 155,000 ounces of gold in 2010. Gold production in the same quarter of 2009 was 38,966 ounces.

Operating costs in the first quarter of 2010 totalled $19.4 million, while depletion, depreciation and accretion (“DD&A”) totalled $8.2 million.  On a unit cost basis, total cash costs per ounce of gold sold were US$538(1) and DD&A amortization was US$228 per ounce, for a total production cost of US$766 per ounce.

Administrative and general costs in the first quarter of 2010 rose to $5.3 million from $2.8 million in the same period of 2009, as a result of non-cash stock based compensation charges totalling $3.0 million.  In the first quarter of 2009, stock based compensation charges totalled $0.9 million.

Exploration expenditures of $2.2 million were charged to operations during the first quarter of 2010, of which $2.0 million was incurred at Joanna, compared to $1.2 million in the same period of 2009.

Income and resource taxes totalled $3.4 million, of which $0.8 million are current Quebec resource taxes and $2.6 million are future income taxes. The future income taxes are the result of temporary differences between the tax and accounting bases of the Company’s assets and liabilities.  The effective tax rate for accounting purposes in Q1 2010 is considerably higher than the combined federal and provincial tax rates as a result of non-deductible stock based compensation charges incurred during the quarter.

Foreign exchange gains totalling $1.0 million were realized in the first quarter of 2010, compared to losses of $1.7 million in the same quarter of 2009.

Cash flow from operating activities in the first quarter of 2010 was $9.2 million, compared to cash flow of $19.7 million in the same period of 2009.  A significantly stronger Canadian dollar, expected lower gold production, and provincial resource tax payments totalling $4.6 million resulted in the lower cash flow, compared to the first quarter of 2009.

Capital expenditures at Casa Berardi totalled $8.8 million in the first quarter of 2010, of which $5.6 million was on sustaining capital and development, and $3.2 million was on exploration activity.

Financing activities during the first quarter of 2010 resulted in a net cash inflow of $0.4 million.  In the same period of 2009, financing activities resulted in a net cash outflow of $6.0 million, primarily due to a principal debt repayment of $8.2 million.

Balance Sheet

As at March 31, 2010, cash and cash equivalents increased to $113.8 million, compared to $113.1 million as at December 31, 2009.  Working capital increased to $112.3 million, compared to $101.7 million at the end of 2009.  Included in working capital are net derivative liabilities totalling $5.3 million compared to $8.6 million at the end of 2009.

1See “Non-GAAP measures” on pages 5 and 6.

NEWS RELEASE

AURIZON REPORTS FIRST QUARTER 2010 RESULTS

MAY 12, 2010

Casa Berardi

Casa Berardi produced 35,188 ounces of gold in the first quarter of 2010, and 34,423 ounces were sold at an average price of US$1,010 per ounce.  Since commissioning the mill in November of 2006, Casa Berardi has produced 530,479 ounces of gold.

Summary of Key Operational Statistics
	2010	2009
	Q1	Q1	Q2	Q3	Q4
Operating results
Tonnes milled	178,648	167,484	170,429	178,420	172,343
Grade – grams/tonne	6.79	7.93	7.84	8.14	7.16
Mill recoveries - %	90.2%	91.3%	92.8%	94.2%	91.9%
Gold production – ozs	35,188	38,966	39,874	43,962	36,459
Gold sold – ozs	34,423	37,400	42,042	43,650	36,183
Per ounce data – US$(1)
Average realized gold price (i)	$1,010	$888	$897	$929	$946
Total cash costs (ii)	$538	$379	$386	$392	$459
Amortization (iii)	$228	$183	$189	$212	$224
Total production costs (iv)	$766	$562	$575	$604	$683
Bank of Canada exchange rate	1.041	1.246	1.167	1.097	1.056

Table footnotes(1):

(i)

Realized gold prices net of realized derivative gains or losses divided by ounces sold.

(ii)

Operating costs net of by-product credits, divided by ounces sold, and divided by the average Bank of Canada Cad$/US$ rate.

(iii)

Depreciation, amortization and accretion expenses.

(iv)

Total cash costs plus depreciation, amortization and accretion expenses.

Gold production for the first quarter of 2010 totalled 35,188 ounces from the processing of 178,648 tonnes at an average grade of 6.8 grams of gold per tonne.  Mill recoveries, which were adversely impacted by lower ore grades, averaged 90.2% in the first quarter.  This compares to ore grades of 7.9 grams of gold per tonne and recoveries of 91.3% in the same quarter of 2009.  Daily ore throughput increased to 1,985 tonnes per day in the first quarter of 2010, compared to 1,860 tonnes per day in the same quarter of 2009, as a result of increased mining flexibility due to additional working areas.

The anticipated sequencing of lower grade ore in 2010, together with lower mill recoveries and a strong Canadian dollar, resulted in total cash costs of US$538 per ounce in the first quarter of 2010, compared to US$379 in the same quarter of 2009.  The higher total cash costs per ounce resulted from a combination of the Canadian dollar strengthening 16% against the US dollar and ore grades declining 14% in the first quarter of 2010 compared to the same quarter of 2009.  Unit operating costs(1) on a per tonne basis and on a Canadian dollar basis in the first quarter of 2010 were stable at $108 per tonne, matching costs in the same quarter of 2009.  The operating profit margin decreased to US$472 per ounce compared to US$509 per ounce in the same quarter of 2009.

Modifications to the stope design of the Lower Inter Zone in late 2009 will result in mining a larger mineralized envelope containing lower grade ore.  Approximately 43% of 2010 production will come from this Zone. Higher ore grades are anticipated in 2011 as more areas containing reserve grade material are included in the mine plan, which is expected to result in lower total cash costs per ounce.

1See “Non-GAAP measures” on pages 5 and 6.

NEWS RELEASE

AURIZON REPORTS FIRST QUARTER 2010 RESULTS

MAY 12, 2010

Casa Berardi Exploration

In the first quarter of 2010, four surface rigs and seven underground drill rigs were active at Casa Berardi. Surface drilling focused on infill drilling of the Principal Zone open pit area, extensions of the Lower Inter Zone, and targets in the area of the East Mine. Four drill rigs have been active underground on the 810 level exploration drift, testing the lateral extensions of Zones 118-120 to the north, the lateral extensions of Zone 123S to the south, and the down-plunge extension of Zone 113.  The remaining three underground rigs have been testing the eastern extension of Zone 109 from the 550 level drift, and the extensions of the Principal Zones, from the 280 level drift.

Exploration along Zone 123, which is located approximately 950 metres east of the production shaft, has produced encouraging results by extending the mineralization between a depth of 200 to 1,100 metres from the surface.  The results have identified a group of locally stacked mineralized lenses inside a steeply south-dipping host corridor, 200 metres thick and extending vertically over at least 900 metres.  The thickness of the individual lenses is in the range of 3 to 10 metres.  Twenty-two mineralized intervals returned metal factors above 10 (true width in metres x gold grade in grams per tonne) using a cut-off grade of 3 grams of gold per tonne.  The best intersections are located in the lower extension of the system.  One hole returned 5.5 grams of gold per tonne over 10 metres at a depth of 1,100 vertical metres below surface and another hole intersected two lenses at a depth of 900 metres below surface, returning 8.1 grams of gold per tonne over 6.5 metres and 9.2 grams of gold per tonne over 5 metres.  Drilling is continuing on Zone 123 to better define the continuity of the mineralization, and provide information for year end reserve and resource estimates.

OTHER PROPERTIES

Joanna Gold Property

At Joanna, a $3.4 million surface exploration program, comprising 28,000 metres of drilling, has been testing a potential satellite pit approximately 700 metres west of the proposed Hosco pit, and testing potential extensions of the Hosco pit.  Future drilling will test targets to the north and south of the Hosco pit and perform infill drilling on the Heva deposit.  Five drill rigs are currently active on the Project.

During the first quarter of 2010, results from twenty-eight holes of infill drilling on the lateral extensions of the pit contour of the Hosco Zone included eleven holes that returned at least one interval above 1.0 gram of gold per tonne over 15 metres, and included three holes with intervals above 1.5 grams of gold per tonne over 25 metres.  Further results from twenty-seven holes drilled at or below the bottom of the present pit contour included fifteen holes that returned at least one interval above 1.0 grams of gold per tonne over 20 metres.  The best results included 1.8 grams of gold per tonne over 25.8 metres in the North Zone and 2.2 grams of gold per tonne over 15.8 metres in the South Zone.  These two results are located within 40 meters of the planned pit bottom.

The new results will be integrated into an updated mineral resource expected to be completed in the second half of 2010.  Further results for fifty-three holes drilled in the western and eastern extensions of Hosco Zone are currently pending.

Work, under the direction of BBA Inc., has commenced on a final feasibility study, which is anticipated to be completed in the fourth quarter of 2010.

OUTLOOK

Aurizon intends to utilize its strong cash flow and balance sheet to upgrade mineral resources to mineral reserves in order to extend and optimize the current Casa Berardi mine plan.  As at March 31, 2010, the Company had cash balances of $113.8 million and no bank debt.

Based upon first quarter results and the mine plan for the balance of 2010, Casa Berardi remains on target to produce approximately 145,000 – 155,000 ounces of gold.  However, the continued strength of the Canadian dollar results in a revision to the forecast total cash costs in U.S. dollar terms of US$500 per ounce for the full year, assuming the Canadian dollar remains at par against the U.S. dollar for the balance of the year.  This compares to previously forecast total cash costs of US$490 per ounce using a Cad/US$ exchange rate of 1.05.

At Casa Berardi, the average daily mine production is estimated at 2,000 tonnes per day in 2010, up from 1,887 tonnes per day in 2009.  Ore grades are expected to average 6.7 grams per tonne compared to the 7.8 grams per tonne achieved in 2009.

NEWS RELEASE

AURIZON REPORTS FIRST QUARTER 2010 RESULTS

MAY 12, 2010

Beginning in 2011 through 2013, annual gold production of 160,000 to 170,000 ounces is anticipated at total cash costs approximating US$425 per ounce, as higher grade areas are included in the mine plan. It is anticipated that the mine plan will be revised to incorporate the final results of the extensive drill programs currently in progress.

Sustaining capital expenditures at Casa Berardi are estimated to be $20.7 million in 2010, and will include development of the upper and lower portions of Zone 113, underground infrastructure and equipment replacements.  A further $7.2 million will be invested in the first half of 2010 on exploration.  Additional exploration programs and budgets for the balance of the year will be developed to reflect results achieved in the first half of 2010.

At Joanna, it is planned that two or three drill rigs will be active on the property to perform the $3.4 million exploration program.  These rigs will perform exploration and infill drilling on surface targets covering various extensions to the Hosco deposit, the Alexandria property and the Heva deposit.  Detailed metallurgical test work, environmental baseline work and geotechnical studies are in progress.  The results from this work, together with an updated mineral resource estimate, will be incorporated into a final feasibility study, which is anticipated to be completed in the fourth quarter of 2010.

At Kipawa, a $1.3 million exploration drilling program to test gold targets has commenced as follow up on the work performed in 2009.

Aurizon intends to increase its exploration activity, particularly in Quebec, and is currently evaluating various opportunities, where it can utilize its technical expertise and financial resources to create value, as it has done previously at both Casa Berardi and Joanna. The objective is to assemble a portfolio of properties at various stages of development to complement current property holdings and to provide a strong pipeline of projects for future resource and reserve development and production growth.

NON-GAAP MEASURES

Calculation of Adjusted Net Earnings

Adjusted net earnings are calculated by removing the gains and losses, net of income tax, resulting from the mark-to-market revaluation of the Company’s gold and foreign currency price protection contracts, as detailed in the table below.  Adjusted net earnings do not constitute a measure recognized by generally accepted accounting principles (GAAP) in Canada or the United States, and do not have a standardized meaning defined by GAAP.  The Company discloses this measure, which is based on its financial statements, to assist in the understanding of the Company’s operating results and financial position.

	Q1 2010	Q1 2009
(in thousands of Canadian dollars, except per share amounts)
Net earnings as reported	$2,216	$5,048
Add (deduct) the after-tax effect of:
Unrealized derivative (gain) loss	(2,357)	720
Adjusted net earnings (loss)	($141)	$5,768
Adjusted net earnings per share	$0.00	$0.04

Realized gold price per ounce of gold

Realized gold price per ounce of gold is a non-GAAP measure and is calculated by adjusting revenue for all realized gains and losses on gold derivative instruments and then dividing by the gold ounces sold.

NEWS RELEASE

AURIZON REPORTS FIRST QUARTER 2010 RESULTS

MAY 12, 2010

Operating profit margin per ounce

Operating profit margin per ounce is a non-GAAP measure, and is calculated by subtracting the total cash costs per ounce from the average realized gold price.  For the first quarter of 2010, the average realized gold price was US$1,010 less total cash costs of US$538 for an operating profit margin of US$472, compared to an average realized gold price of US$888 less total cash costs of US$379 for an operating profit margin of US$509 in the same quarter of 2009.

Total cash costs per ounce of gold

Aurizon has included a non-GAAP performance measure, total cash costs per ounce of gold in this report.  Aurizon reports total cash costs on a sales basis.  In the gold mining industry, this is a common performance measure but does not have any standardized meaning, and is a non-GAAP measure.  The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.  Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.  Total cash costs per gold ounce are derived from amounts included in the statements of earnings and include mine site operating costs such as mining, processing and administration, but exclude amortization, reclamation costs, financing costs and capital development costs.  The costs included in the calculation of total cash costs per ounce of gold are reduced by silver by-product sales and then divided by gold ounces sold and the average Bank of Canada Cad$/US$ exchange rate.

Unit mining costs per tonne

Unit mining costs per tonne is a non-GAAP measure and may not be comparable to data prepared by other gold producers.  The Company believes that this generally accepted industry measure is a realistic indication of operating performance and is useful in allowing year over year comparisons.  Unit mining costs per tonne is calculated by adjusting operating costs as shown in the Statement of Earnings and Comprehensive Income for inventory adjustments and then dividing by the tonnes processed through the mill.

OUTSTANDING SHARE DATA

As of May 10, 2010, Aurizon had 159,458,482 common shares issued and outstanding.  In addition, 9,551,725 incentive stock options, representing 6% of outstanding share capital, are outstanding and exercisable into common shares at an average price of $4.02 per share.

Common Shares (TSX – ARZ & NYSE Amex – AZK)
	March 31,	December 31,
	2010	2009
Issued	159,159,107	159,008,607
Fully-diluted	169,010,207	166,957,707
Weighted average	159,143,836	156,265,947

QUALIFIED PERSON AND QUALITY CONTROL

Information of a scientific or technical nature was prepared under the supervision of Martin Bergeron, P. Eng., Vice-President, Operations of Aurizon and a Qualified Person under National Instrument 43-101.

CONFERENCE CALL AND WEBCAST

Aurizon management will host a conference call and live webcast for analysts and investors on Wednesday, May 12 at 8:00 a.m. Pacific Daylight Time (11:00 a.m. Eastern Daylight Time) to review the results.  You may access the call by dialling the operator at (647) 427-7450 or toll free access at: 1-888-231-8191 ten (10) minutes prior to the scheduled start time.

The call is being webcast and can be accessed at Aurizon's website at www.aurizon.com or enter the following URL into your web browser: http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=3061520.  Those who wish to listen to a recording of the conference call at a later time may do so by calling
1-800-642-1687 or (416) 849-0833 (Passcode: 72511811).  A replay of the call will be available until Wednesday, May 19, 2010.

NEWS RELEASE

AURIZON REPORTS FIRST QUARTER 2010 RESULTS

MAY 12, 2010

Forward Looking Statements and Information

This report contains “forward-looking statements” and “forward-looking information” within the meaning of applicable securities regulations in Canada and the United States (collectively, “forward-looking information”).  The forward-looking information contained in this report is made as of the date of this report.  Except as required under applicable securities legislation, the Company does not intend, and does not assume any obligation, to update this forward-looking information.  Forward-looking information includes, but is not limited to, statements with respect to anticipated rates of recovery, timing and amount of future production, anticipated total cash cost per ounce of gold to be produced at the Casa Berardi Mine, currency exchange rates, the future price of gold and the effects thereof, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates and the economic viability thereof, the timing and amount of estimated capital expenditures, costs and timing of the development of new deposits, plans and budgets for and expected  timing and results of exploration activities, permitting time-lines, evaluation of opportunities, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation obligations and expenses, title disputes or claims, adequacy of insurance coverage, the availability of qualified labour, acquisition plans and strategies, and the payment of dividends in the future.  Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects, “is expected”, “budget”, “scheduled”, “estimates”, forecasts”, “intends”, “anticipates”, or “believes”, or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will” be taken, occur or be achieved.

The forward-looking information contained in this report is based on certain assumptions that the Company believes are reasonable, including the exchange rates of the U.S. and Canadian currency in 2010, that the current price of and demand for gold will be sustained or will improve, the supply of gold will remain stable, that the current mill recovery rates at the Company’s Casa Berardi Mine will continue, that the Company’s current mine plan can be achieved, that the general business and economic conditions will not change in a material adverse manner, that financing will be available if and when needed on reasonable terms and that the Company will not experience any material accident, labor dispute, or failure of plant or equipment.

However, forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information.  Such factors include, among others, the risk that actual results of exploration activities will be different than anticipated, that cost of labour, equipment or materials will increase more than expected, that the future price of gold will decline, that the Canadian dollar will strengthen against the U.S. dollar, that mineral reserves or mineral resources are not as estimated, that actual costs or actual results of reclamation activities are greater than expected; that changes in project parameters as plans continue to be refined may result in increased costs, of lower rates of production than expected, of unexpected variations in ore reserves, grade or recover rates, of failure of plant, equipment or processes to operate as anticipated, of accidents, labour disputes and other risks generally associated with mining, unanticipated delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors and other risks more fully described in Aurizon’s Annual Information Form filed with the  securities commission of all of the provinces and territories of Canada  and in Aurizon’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission, which are available on Sedar at www.sedar.com and on Edgar at www.sec.gov/.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not be as anticipated, estimated or intended.  There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Readers are cautioned not to place undue reliance on forward-looking information due to the inherent uncertainty thereof.

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world’s most prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE Amex under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at www.aurizon.com.

AURIZON MINES LTD.
Suite 3120, 666 Burrard Street, Park Place, Vancouver, British Columbia, V6C 2X8

For further information, contact David P. Hall, President or Ian S. Walton, Chief Financial Officer,
at Telephone: (604) 687-6600; Toll Free: 1-888-411-GOLD; Fax: (604) 687-3932;
Web Site: www.aurizon.com          Email: info@aurizon.com

Or

Renmark Financial Communications Inc.
2080 Rene-Levesque Blvd. West
Montreal, QC
H3H 1R6
Barry Mire: bmire@renmarkfinancial.com
Maurice Dagenais: mdagenais@renmarkfinancial.com
Media:  Lynn Butler : lbutler@renmarkfinancial.com

Tel: (514) 939-3989  Fax: (514) 939-3717

NEWS RELEASE

AURIZON REPORTS FIRST QUARTER 2010 RESULTS

MAY 12, 2010

Aurizon Mines Ltd.

Balance Sheets (Unaudited)
As at

(expressed in thousands of Canadian Dollars)	March 31 2010	December 31 2009
ASSETS
Current assets
Cash and cash equivalents	$ 113,820	$ 113,098
Accounts receivable and prepaid expenses	4,831	4,825
Tax credits receivable	2,587	2,587
Derivative instrument assets	3,661	5,274
Current portion of future income tax assets	1,649	-
Inventories	11,937	11,897
	138,485	137,681
Non-current assets
Other assets	14,531	14,551
Property, plant and equipment	52,326	53,691
Mineral properties	119,560	117,370
TOTAL ASSETS	$ 324,902	$ 323,293
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$ 16,586	$ 16,451
Derivative instrument liabilities	8,909	13,885
Current portion of long-term obligations	642	652
Current provincial resource taxes payable	46	3,752
Current portion of future income tax liabilities	-	1,275
	26,183	36,015
Non-current liabilities
Long-term obligations	717	705
Asset retirement obligations	22,075	21,816
Future income and resource tax liabilities	34,637	29,120
TOTAL LIABILITIES	83,612	87,656
SHAREHOLDERS’ EQUITY
Share capital
Common shares issued –159,159,107 (2009 – 159,008,607)	247,976	247,365
Contributed surplus	979	979
Stock based compensation	13,004	10,178
Deficit	(20,669)	(22,885)
TOTAL SHAREHOLDERS’ EQUITY	241,290	235,637
TOTAL EQUITY AND LIABILITIES	$ 324,902	$ 323,293

Signed on behalf of the Board,

Andre Falzon,

Brian Moorhouse,

Director, Chairman of the Audit Committee

Director, Audit Committee member

NEWS RELEASE

AURIZON REPORTS FIRST QUARTER 2010 RESULTS

MAY 12, 2010

Aurizon Mines Ltd.

Statements of Earnings and Comprehensive Income (Unaudited)
For the three months ended March 31,

(expressed in thousands of Canadian Dollars, except per share data)	2010	2009
Revenue
Mining operations	$ 39,831	$ 42,868
Expenses
Operating	19,424	17,667
Depreciation, depletion and accretion	8,166	8,512
Administrative and general	5,288	2,794
Exploration	2,177	1,232
Derivative losses	158	2,235
Interest on long-term debt	-	251
Foreign exchange (gain) loss	(978)	1,696
Capital taxes	263	203
Non refundable tax credits	(207)	-
Other income	(110)	(317)
	34,181	34,273
Earnings for the period before income tax	5,650	8,595
Current provincial resource taxes	(842)	(1,167)
Future provincial resource taxes	(373)	(422)
Future income taxes	(2,219)	(1,958)
NET EARNINGS AND COMPREHENSIVE INCOME FOR THE PERIOD	$ 2,216	$ 5,048
Weighted average number of common shares outstanding (thousands)	159,144	148,495
Earnings per share - Basic and diluted	$ 0.01	$ 0.03

Aurizon Mines Ltd.

Statements of Deficit (Unaudited)

For the three months ended March 31,

(expressed in thousands of Canadian Dollars)	2010	2009

Deficit – Beginning of period	($ 22,885)	($ 59,591)
Net earnings for the period	2,216	5,048
DEFICIT – END OF PERIOD	($ 20,669)	($ 54,543)

.

NEWS RELEASE

AURIZON REPORTS FIRST QUARTER 2010 RESULTS

MAY 12, 2010

Aurizon Mines Ltd.

Statements of Cash Flow (Unaudited)
For the three months ended March 31,

(expressed in thousands of Canadian Dollars)	2010	2009
Operating Activities
Net earnings for the period	$ 2,216	$ 5,048
Adjustment for non-cash items:
Depreciation, depletion and accretion	8,166	8,512
Refundable tax credits	(377)	(213)
Non refundable tax credits	(207)	-
Stock based compensation	3,015	923
Unrealized derivative (gains) losses	(3,363)	933
Future income taxes	2,592	2,380
Capital taxes	263	203
Other	105	34
	12,410	17,820
Decrease (increase) in non-cash working capital items	(3,244)	1,915
Net cash provided by operating activities	9,166	19,735
Investing Activities
Property, plant and equipment	(1,583)	(3,525)
Mineral properties	(7,263)	(6,981)
Restricted cash funding	-	(5,013)
Net cash used in investing activities	(8,846)	(15,519)
Financing Activities
Issuance of shares	422	2,262
Long-term obligations	(20)	(8,228)
Net cash provided by (used in) financing activities	402	(5,966)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	722	(1,750)
CASH AND CASH EQUIVALENTS – BEGINNING OF PERIOD	113,098	34,337
CASH AND CASH EQUIVALENTS – END OF PERIOD	$ 113,820	$ 32,587